FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated April 1, 2005 (“Research In Motion And Polska Telefonica Cyfrowa (PTC) Introduce BlackBerry In Poland")

News Release dated April 1, 2005 (“Telus Mobility Launches Newsest BlackBerry® Device For Mike Clients")

Page No 2 3

Document 1

April 1, 2005

FOR IMMEDIATE RELEASE

Research In Motion And Polska Telefonica Cyfrowa (PTC) Introduce BlackBerry In Poland

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Polska Telefonica Cyfrowa (PTC) today announced the introduction of the internationally popular BlackBerry® wireless solution to PTC’s business clients. PTC will initially offer the easy-to-use BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™ v4.0.

BlackBerry, developed and manufactured by RIM, is an award winning wireless platform that keeps mobile customers connected to the people, data and resources that drive their day, including corporate data located behind the corporate firewall.

BlackBerry Wireless Handhelds™ combine support for phone, email, text messaging, organizer, web and corporate data applications in a single device. The Java™-based BlackBerry 7290™ features Bluetooth® support for headsets and car kits and quad-band support for international roaming. New features of the BlackBerry 7290™ also include a brighter color screen and increased memory, all while maintaining excellent battery life.

With BlackBerry, users can wirelessly manage and synchronize emails, meetings, tasks and notes, making it ideal for mobile professionals who want a superior wireless email and data experience together with a built-in phone. BlackBerry also supports attachment viewing of popular popular text and image file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

BlackBerry has become an international standard in business communications with already more than two million subscribers worldwide. With advanced security capabilities and a comprehensive wireless solution for managing email, phone, text messaging, organizer, Internet and intranet applications, BlackBerry is widely used by many of the world’s largest organizations, as well as many government, security and military organizations, to enhance operations, productivity and responsiveness.

BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The newly introduced BlackBerry Enterprise Server v4.0 offers exceptional manageability, enhanced security and simplified application development.

PTC’s national network coverage and high GPRS parameters enable BlackBerry customers to access service almost everywhere in Poland; and through a series of roaming agreements, PTC supports practically worldwide roaming for BlackBerry customers.*

— more —

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*Check with PTC for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

Press Release / Communiqué

TELUS Mobility launches newest BlackBerry® device for Mike clients

BlackBerry® 7520 – powered by Mike features Global Positioning System (GPS) capabilities

Scarborough, Ontario and Waterloo, Ontario, April 1, 2005 – TELUS Mobility and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the new BlackBerry® 7520 – powered by Mike, available from TELUS Mobility in Canada.

Featuring Global Positioning System (GPS) capabilities that support location-based services such as fleet management, the BlackBerry 7520™ is ideal for mobile professionals who need the instant-contact power of Mike’s Direct Connect walkie talkie service, combined with the enormous productivity benefits associated with GPS.

“As the only Canadian carrier offering the powerful combination of BlackBerry integrated with Mike’s Direct Connect walkie talkie service, GPS and Bluetooth®, the BlackBerry 7520 demonstrates TELUS Mobility’s commitment to providing our business clients with the most powerful wireless tools available,” said Robert Blumenthal, TELUS Mobility’s Vice President, Products and Services.

“The BlackBerry 7520 provides exceptional form, function and performance for business professionals seeking a truly superior wireless experience,” said Mark Guibert, Vice President, and Corporate Marketing at Research In Motion. “The global popularity of BlackBerry continues to spread with the introduction of unique devices such as the BlackBerry 7520.”

The Mike Network and the BlackBerry 7520 integrate digital phone, Mike’s Direct Connect service, e-mail and other wireless services in a single, compact handset. Thanks to the instant-contact power of Direct Connect, Mike has become the wireless network of choice for businesses across Canada, ranging from small business users to national enterprise and government clients.

Mike clients can use Direct Connect to instantly stay in touch with any other Mike user right across North America. TELUS plans to expand Mike phone and Direct Connect service into Mexico and South America later this year.

In addition to GPS, the BlackBerry 7520 features:

  Bluetooth support for wireless headsets, earpieces and car kits
  Enhanced attachment viewing for viewing and storing JPG, BMP, GIF, PNG and TIFF files and saving images directly from attachments for easy viewing
  Memory increased to 32 MB flash memory plus 4 MB SRAM to provide ample storage for data and applications
  Full wireless PIM synchronization that enables automatic wireless synchronization of calendar, contacts, notes and tasks*
  Bright, backlit color screen (supports over 65,000 colors) for viewing information at-a-glance with variable backlight intensity
  Powerful mobile applications supported by new Java(TM)Development Environment for BlackBerry(R)v4.0
  Design enhancements such as a larger keypad, scratch-resistant metal bezel and exclusive Arctic Black colour

For corporate clients, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, Novell® GroupWise® or IBM Lotus® Domino and works with existing enterprise systems to allow secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino, Novell GroupWise and many popular ISP e-mail accounts) from a single device without the need for server software.

About TELUS Mobility

TELUS Mobility provides its more than 3.9 million clients across Canada with a full suite of wireless voice, Internet and data services through its PCS and Mike digital wireless networks. For more about TELUS Mobility products, please visit telusmobility.com.

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada, with more than $7.6 billion of annual revenue, 4.8 million network access lines and 3.9 million wireless clients. The company provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more, please visit telus.com.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* BlackBerry Enterprise Server v4.0 required

For more information, media may contact:

Jacqueline Smith
TELUS Mobility
(647) 684-4832
jacqueline.smith@telus.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward Looking Statement

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The trade-marks Mike, Mike’s Direct Connect, Push To Talk and PTT are used under license from TELUS Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 1, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller